UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 001-35850
CUSIP NUMBER 55328R109

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-CEN	☐ Form N-CSR

	For Period Ended:	September 30, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Tingo Group, Inc.
Full Name of Registrant

MICT, Inc.
Former Name if Applicable

28 West Grand Avenue, Suite 3
Address of Principal Executive Office (Street and Number)

Montvale, NJ 07645
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Tingo Group, Inc. (the “Company”) is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2023 (the “Quarterly Report”) with the Securities and Exchange Commission within the prescribed time period due to the reasons described below.

On November 13, 2023, the Securities and Exchange Commission announced the temporary suspension, pursuant to Section 12(k) of the Securities Exchange of 1934, of trading in the securities of the Company. The temporary suspension will expire at 11:59 p.m. (Eastern Standard Time) on November 28, 2023.

According to the order, the Securities and Exchange Commission temporarily suspended trading in the Company’s securities because of questions and concerns regarding the adequacy and accuracy of publicly available information in the marketplace concerning the Company, including (1) press releases, periodic filings with the Securities and Exchange Commission—including Forms 10-K, 10-Q, and 8-K—and other publicly disseminated statements, since at least May 10, 2022, about the financial statements and business operations of its then merger acquisition target and current wholly-owned subsidiary, Tingo Mobile Ltd.; and (2) press releases, periodic filings with the Securities and Exchange Commission—including Forms 10-K, 10-Q, and 8-K—and other publicly disseminated statements, since at least February 9, 2023, about the financial statements and business operations of its wholly-owned subsidiary, Tingo Foods PLC.

Upon being made aware on the morning of November 14, 2023 of an order issued by the Securities and Exchange Commission on November 13, 2023 announcing the temporary suspension of trading in the Company’s securities, the Company concluded it required additional time to evaluate the order.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Dozy Mmobuosi	(201)	225-0190
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Net revenues for the three and nine months ended September 30, 2023, were $586.2 million and $2.414 billion respectively, compared to $13.7 million and $35.3 million for the three and nine months ended September 30, 2022, respectively.

The net revenues for the three months ended September 30, 2023, represented a decrease of $391.0 million compared to the three months ended June 30, 2023, which was attributable to several factors. The Company’s net revenues were materially affected by the significant devaluation of Nigeria’s currency, which ensued following the Nigerian Government’s lifting of certain foreign exchange restrictions on June 14, 2023. While there was some impact on net revenues for the second quarter, the impact was significantly greater in the third quarter due to the fact the devaluation covered the entire quarter. The exchange rate moved from Naira 462.88 / $1.00 on June 13, 2023, to Naira 768.76 / $1.00 on September 30, 2023, which led to a decrease of 39.43% in the U.S. Dollar reported revenues of both Tingo Mobile and Tingo Foods for the third quarter, compared to the level that would have been recorded if calculated at the June 13, 2023 pre-devaluation exchange rate.

The businesses of Tingo Mobile and Tingo Foods, and their respective revenues, were temporarily adversely affected during the second quarter of 2023 by the economic disruption following Nigeria’s government elections and subsequent change of presidential administrations. These businesses were then affected further, and to an even greater degree, by the adverse publicity and loss of customer confidence created by the short seller report against the Company on June 6, 2023. The business of Tingo DMCC was also temporarily negatively impacted by the adverse publicity, and resultant loss of customer confidence, which resulted in a delay in several export orders.

Gross profit for the three and nine months ended September 30, 2023, was $137.9 million and $870.8 million, respectively, compared to $3.2 million and $6.5 million for the three and nine months ended September 30, 2022, respectively.

The gross profit for the three months ended September 30, 2023, represented a decrease of $208.1 million compared to the three months ended June 30, 2023. The reduction in the gross profit and gross profit margin for the third quarter was attributable to the impact on revenues of the material change in the exchange rate of Nigeria’s currency against the U.S. dollar and the temporary loss of customer confidence created by the short seller report against the Company, combined with the impact on cost of sales in the Food Processing segment and Export and Commodity Trading segment of the high level of food price inflation in Nigeria, where it has taken time for the businesses to adjust their selling prices accordingly and restore profit margins.

Operating profit for the three and nine months ended September 30, 2023, was $50.1 million and $492.5 million, respectively, compared to a loss from operations of $8.7 million and $32.5 million for the three and nine months ended September 30, 2022, respectively.

Net profit per share attributable to Tingo Group for the nine months ended September 30, 2023, of $1.69 based on the weighted average shares outstanding on September 30, 2023, and $0.57 per share on a fully diluted basis.

Tingo Group, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 15, 2023	By	/s/ Dozy Mmobuosi
Dozy Mmobuosi
Interim Co-CEO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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